UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DFB HEALTHCARE ACQUISITIONS CORP.

(Name of Issuer)

COMMON STOCK, 0.0001 par value

(Title of Class of Securities)

23291E109

(CUSIP Number)

RICHARD BARASCH

c/o DFB HEALTHCARE ACQUISITIONS CORP.

780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY 10017

(212) 551-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23291E109	SCHEDULE 13D

1	Name of Reporting Persons Deerfield/RAB Ventures, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,967,500

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,967,500

11	Aggregate Amount Beneficially Owned by Each Person 6,967,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 21.6%

14	Type of Reporting Person OO

CUSIP No. 23291E109	SCHEDULE 13D

1	Name of Reporting Persons Richard Barasch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,967,500

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,967,500

11	Aggregate Amount Beneficially Owned by Each Person 6,967,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 21.6%

14	Type of Reporting Person IN

CUSIP No. 23291E109	SCHEDULE 13D

1	Name of Reporting Persons RAB Ventures (DFB) LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,967,500

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,967,500

11	Aggregate Amount Beneficially Owned by Each Person 6,967,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 21.6%

14	Type of Reporting Person OO

CUSIP No. 23291E109	SCHEDULE 13D

Item 1.                                             Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of DFB Healthcare Acquisitions Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 780 Third Avenue, 37th Floor, New York, NY 10017.

Item 2.                                             Identity and Background.

(a)         This Schedule 13D is filed by Deerfield/RAB Ventures, LLC (the “Sponsor”), Richard Barasch and RAB Ventures (DFB) LLC (collectively, the “Reporting Persons”).

(b)         The principal business address of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, NY 10017.

(c)          Mr. Barasch is a manager of the Sponsor and the sole manager of RAB Ventures (DFB) LLC. The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with its initial public offering. The sole business of RAB Ventures (DFB) LLC is to hold a membership interest in the Sponsor. Mr. Barasch is the President, Chief Executive Officer and Chairman of the Issuer.

(d)         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Mr. Barasch is a citizen of the United States of America. The Sponsor and RAB Ventures (DFB) LLC were formed under Delaware law.

Item 3.                                             Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $25,000 for the Founder Shares (as defined below) and $6,500,000 for the Private Placement Warrants (as defined below).

Item 4.                                             Purpose of Transaction.

Founder Shares

Pursuant to the terms of a securities purchase agreement with the Issuer effective as of December 15, 2017 (the “Securities Purchase Agreement”), the Sponsor purchased 7,187,500 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000 in cash, or approximately $0.003 per share. Pursuant to the terms of securities assignment agreements (the “Securities Assignment Agreements”), on December 29, 2017 and January 30, 2018, the Sponsor transferred 30,000 of the Founder Shares to each of the Issuer’s four independent directors and 100,000 founder shares to the Issuer’s Chief Financial Officer for a price of approximately $0.003 per share.

Private Placement Warrants

Pursuant to a warrant purchase agreement dated as of February 15, 2018 (the “Private Placement Warrants Purchase Agreement”), the Sponsor purchased 4,333,000 warrants (the “Private Placement Warrants”) for an aggregate price of $6,500,000 in a private placement on February 21, 2018. Each Private Placement Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share and is exercisable beginning on the later of one year after

CUSIP No. 23291E109	SCHEDULE 13D

the closing of the Issuer’s initial public offering or 30 days after the completion of the Issuer’s initial business combination and may be exercised on a cashless basis. The Private Placement Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. The Private Placement Warrants (including the shares of Common Stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Issuer’s initial business combination (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with the Sponsor) and they are not redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees. Permitted transferees will be subject to the same limitations on transfer.

Working Capital Loans

The Sponsor, an affiliate of the Sponsor, or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required. Up to $1,500,000 of such loans may be convertible, at the option of the lender, into warrants of the post business combination entity at a price of $1.50 per warrant. The warrants would be identical to the terms of the Private Placement Warrants. The terms of such loans have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement (the “Warrant Agreement”), dated February 15, 2018, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”). Each whole Warrant entitles the registered holder to purchase one share of the Common Stock at a price of $11.50 per share, subject to adjustment described therein, at any time commencing on the later of: (i) the date that is 30 days after the first date on which the Company completes a Business Combination, or (ii) the date that is 12 months from the date of the closing of the IPO, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is 5 years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated certificate of incorporation, as amended from time to time, if the Company fails to complete a Business Combination, or (z) other than with respect to the Private Placement Warrants then held by the Sponsor or its permitted transferees, the date the Company elects to redeem all the Warrants.

Registration Rights

The Sponsor is a party to a registration rights agreement dated as of February 15, 2018 (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the holders of at least a majority in interest of the Founder Shares (or their permitted transferees), the Private Placement Warrants and the underlying shares that may be acquired upon exercise of the Private Placement Warrants (or their permitted transferees) and any warrants that may be issued upon conversion of working capital loans in an amount up to $1,500,000 and the shares underlying such warrants and any other equity security of the Issuer issued or issuable with respect to any shares of common stock by way of a stock dividend or stock split (collectively the “Registrable Securities,”) shall be entitled to require the Issuer, on three occasions at any time after the date on which the Founder Shares or Private Placement Warrants, respectively, are released from lockup, to register all or part of their Registrable Securities. In addition, the holders of the Registrable Securities have “piggyback” registration rights with respect to the Founder Shares and Private Placement Warrants commencing on the date on which the Founder Shares and Private Placement Warrants, respectively, are released from lockup.

Letter Agreement

On February 15, 2018, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers.

Pursuant to the Letter Agreement, the Sponsor may be required to return to the Issuer for cancellation, at no cost, up to 921,848 Founder Shares, in the event that the underwriters in connection with the initial public offering of the Issuer (the “Underwriters”) do not exercise their over-allotment option. These shares are included in the beneficial ownership of the Reporting Persons for purposes of this Schedule 13D.

CUSIP No. 23291E109	SCHEDULE 13D

Under the Letter Agreement, the Sponsor and the Issuer’s Directors and Officers agreed that they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s initial public offering if the Issuer does not complete a business combination within 24 months from the closing of its initial public offering unless the Issuer provides its public stockholders with the opportunity to redeem their shares upon approval of any such amendment.

The Sponsor and the Issuer’s Directors and Officers have agreed that if the Issuer seeks stockholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination.

Also pursuant to the Letter Agreement, the Sponsor and the Issuer’s directors and officers agreed not to transfer any Founder Shares until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (i) the last sales price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the initial business combination or (ii)  the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property (the “Lock-Up Period”).

Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor and the Issuer’s directors and officers agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

Limited Liability Company Agreement of the Sponsor

On February 15, 2018, RAB Ventures (DFB) LLC and Deerfield Private Design Fund IV (each individually, a “Member” and, collectively, the “Members”) entered into the Limited Liability Company Agreement (the “LLC Agreement”) of Deerfield/RAB Ventures, LLC. In consideration for an initial capital contribution of $12,500 by each of the Members for a 50% interest in the Sponsor, each of the Members received 12,500 Units. Prior to the filing of the registration statement for the Issuer in connection with the Issuer’s initial public offering, each Member contributed an additional $3,250,000 to the Sponsor and received the like number of Units, in order to fund the obligations to acquire the Private Placement Warrants pursuant to the terms of the Private Placement Warrants Purchase Agreement. In the event that the Sponsor is (i) required to purchase additional Private Placement Warrants pursuant to the Private Placement Warrants Purchase Agreement, or (ii) is afforded the opportunity to acquire (and did acquire) additional securities of the Issuer in connection with the upsizing of the Issuer’s public offering beyond the amount contemplated by the over-allotment option pursuant to the Underwriting Agreement (such additional securities together with additional Private Placement Warrants, the “Additional Securities”) then, no less than three days prior to the closing of any such purchase, Deerfield Private Design Fund IV shall contribute to the Sponsor an amount equal to the purchase price of such Additional Securities, and shall receive a like number of Units.

The foregoing summary of certain terms of the Securities Purchase Agreement, the Securities Assignment Agreements, the Private Placement Warrants Purchase Agreement, the Letter Agreement, the Warrant Agreement, the Registration Rights Agreement and the LLC Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-9 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels

CUSIP No. 23291E109	SCHEDULE 13D

of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                                             Interest in Securities of the Issuer.

(a)         As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 6,967,500 shares of Common Stock representing approximately 21.6% of the outstanding shares of Common Stock. This includes up to 921,848 shares of Common Stock subject to forfeiture to the extent the Underwriters do not exercise their over-allotment option. This does not include shares issuable upon exercise of the Private Placement Warrants because the Private Placement Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 32,187,500 shares of Common Stock reported to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission February 16, 2018, after giving effect to the completion of the offering, as described therein and assuming no forfeiture of an aggregate of 937,500 Founder Shares by the Sponsor and the Issuer’s independent directors in the event that the Underwriters’ do not exercise their over-allotment option.

(b)         By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 6,967,500 shares of Common Stock held by the Sponsor.

(c)          Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)         Except as described in this paragraph, as of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.  Deerfield Private Design Fund IV, L.P. holds 50% of the outstanding units of the Sponsor and has designated Steven Hochberg as a member of the board of managers of the Sponsor.  Mr. Barasch and Hochberg, as managers of the Sponsor, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares in accordance with the terms of the LLC Agreement of the Sponsor.

(e)          Not applicable.

Item 6.                                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                             Material to be Filed as Exhibits

1                                                                             Securities Subscription Agreement, dated as of December 15, 2017, between the Issuer and Deerfield/RAB Ventures, LLC (filed as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-222376 on December 29, 2017 (the “Registration Statement”), and

CUSIP No. 23291E109	SCHEDULE 13D

incorporated by reference herein).

2                                                                             Securities Assignment Agreement, dated as of December 29, 2017, among Deerfield/RAB Ventures, LLC, Steven Hochberg, Dr. Mohit Kaushal and Dr. Gregory Sorensen (filed as Exhibit 10.8 to Amendment No. 1 to the Registration Statement on January 31, 2018, and incorporated by reference herein).

3                                                                             Securities Assignment Agreement, dated as of December 29, 2017, between Deerfield/RAB Ventures, LLC and Christopher Wolfe (filed as Exhibit 10.9 to Amendment No. 3 to the Registration Statement on February 12, 2018, and incorporated by reference herein).

4                                                                             Securities Assignment Agreement, dated as of January 30, 2018, between Deerfield/RAB Ventures, LLC and Dr. Susan Weaver (filed as Exhibit 10.10 to Amendment No. 1 to the Registration Statement on January 31, 2018, and incorporated by reference herein).

5                                                                             Warrant Purchase Agreement, dated as of February 15, 2018, between the Issuer and Deerfield/RAB Ventures, LLC (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K on February 22, 2018, and incorporated by reference herein).

6                                                                             Warrant Agreement, dated as of February 15, 2018, between the Issuer and Continental Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K on February 22, 2018, and incorporated by reference herein)

7                                                                             Registration Rights Agreement, dated February 15, 2018, among the Issuer, Boulevard Acquisition Sponsor, LLC, and the other parties thereto (filed as Exhibit 4.1 to the Issuer’s Report on Form 8-K filed on February 22, 2018, and incorporated by reference herein).

8                                                                             Letter Agreement, dated February 15, 2018, among the Issuer, Deerfield/RAB Ventures, LLC, Richard Barasch, Christopher Wolfe, Steven Hochberg, Dr. Mohit Kaushal, Dr. Gregory Sorensen and Dr. Susan Weaver (filed as Exhibit 10.1 to the Issuer’s Report on Form 8-K on February 22, 2018, and incorporated by reference herein).

9                                                                             Limited Liability Company Agreement of Deerfield/RAB Ventures, LLC., dated February 15, 2018, by and among RAB Ventures (DFB) LLC and Deerfield Private Design Fund IV, L.P.*

10                                                                      Joint Filing Agreement, dated as of March 5, 2018, among the Reporting Persons.*

11                                                                      Powers of Attorney (filed as Exhibit 24 to Form 3s filed by Deerfield/RAB Ventures, LLC on February 15, 2018 and incorporated by reference herein).

12                                                                      Power of Attorney of RAB Ventures (DFB) LLC.*

* Filed herewith.

CUSIP No. 23291E109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2018

DEERFIELD/RAB VENTURES, LLC

By:	/s/ Richard Barasch*
	Name:	Richard Barasch
	Title:	Manager

/s/ Richard Barasch*
	Name:	Richard Barasch

RAB VENTURES (DFB) LLC

By:	/s/ Richard Barasch*
	Name:	Richard Barasch
	Title:	Manager

*By:	/s/ Alan I. Annex
	Name:	Alan I. Annex
Attorney-in-Fact